UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

AG Twin Brook Capital Income Fund
(Name of Issuer)
Class I common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)
00840T100
(CUSIP NUMBER)
Bradford Berenson
TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 00840T100	13D	Page 2 of 14

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The calculation is based on 28,464,132 common shares of beneficial interest of the Issuer (as defined below) outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D	Page 3 of 14

1	NAMES OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

* The calculation is based on 28,464,132 common shares of beneficial interest of the Issuer outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

* The calculation is based on 28,464,132 common shares of beneficial interest of the Issuer outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D	Page 5 of 14

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The calculation is based on 28,464,132 common shares of beneficial interest of the Issuer outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D	Page 6 of 14

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The calculation is based on 28,464,132 common shares of beneficial interest of the Issuer outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D	Page 7 of 14

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,781,304.306 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,781,304.306 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,304.306 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The calculation is based on 28,464,132 common shares of beneficial interest of the Issuer outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 00840T100	13D	Page 8 of 14
Explanatory Note

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by Angelo Gordon (as defined below) and the other Reporting Persons named therein on January 9, 2023, as amended and supplemented by Amendment No. 1 filed on August 30, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Shares of the Issuer. This Amendment is being filed in connection with the acquisition by TPG Inc. of Angelo Gordon and AG Funds L.P., as further described below. As a result of the Transaction (as defined below), TPG GP A (as defined below) may be deemed to have become the beneficial owner of the securities beneficially owned (or deemed to be beneficially owned) by Angelo Gordon, including the securities of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 2.         Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), AG GP LLC, a Delaware limited liability company (“AG GP”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each of TPG GP A, David Bonderman, James G. Coulter and Jon Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The business address of each of Angelo Gordon and AG GP is 245 Park Avenue, 26th Floor, New York, New York 10167.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which directly holds 166,610.258 Common Shares and is the (i) sole member of AGTB BDC Holdings GP LLC, a Delaware limited liability company, which is the general partner of AGTB BDC Holdings, L.P. (“BDC Holdings”), which directly holds 11,620,694.028 Common Shares; and (ii) investment advisor to BDC Holdings.

Because of the relationship of TPG GP A to Angelo Gordon, TPG GP A may be deemed to beneficially own the Common Shares held by Angelo Gordon and BDC Holdings. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to beneficially own the Common Shares held by Angelo Gordon and BDC Holdings. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the Common Shares held by Angelo Gordon and BDC Holdings except to the extent of their pecuniary interest therein.

The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Angelo Gordon is the management of BDC Holdings and the assets and activities of certain managed accounts and investment fund vehicles.

The principal business of AG GP is acting as the general partner of Angelo Gordon.

The present principal occupation of Mr. Bonderman is Non-Executive Chairman and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A are listed on Schedule I hereto.

CUSIP No. 00840T100	13D	Page 9 of 14

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of AG GP are listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter, Winkelried and the individuals referred to on Schedules I and II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedules I and II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3.         Source or Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following before the first paragraph:

“The information set forth or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.”

This Amendment further amends and supplements Item 3 of the Original Schedule 13D by inserting the following after the final paragraph:

“On May 14, 2023, TPG Inc. and certain of its affiliated entities entered into a transaction agreement (as amended, the “Transaction Agreement”) with Angelo Gordon and AG Funds L.P. and certain of their affiliated entities pursuant to which TPG Inc. agreed to acquire Angelo Gordon and AG Funds L.P. on the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction”).

As a result of the Transaction’s consummation on November 1, 2023, TPG GP A may be deemed to be the indirect beneficial owner of the Common Shares held by Angelo Gordon and BDC Holdings.”
Item 4.         Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following:

“The information set forth or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.”
Item 5.         Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence is based on 28,464,132 common shares of beneficial interest of the Issuer outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 11,781,304.306 Common Shares, which constitutes approximately 41.4% of the outstanding Common Shares.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

CUSIP No. 00840T100	13D	Page 10 of 14
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.”
Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

“The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”
Item 7.         Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit 1
Agreement of Joint Filing, dated November 1, 2023, by and among TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried (incorporated herein by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D filed by TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried with the Securities and Exchange Commission (the “Commission”) on November 2, 2023 with respect to the shares of common stock of Anywhere Real Estate Inc.).

Exhibit 2
Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Angelo, Gordon & Co., L.P., AG GP LLC and the other Reporting Persons thereon with the Commission on August 22, 2022 with respect to the Common Shares of AGTB Private BDC).

CUSIP No. 00840T100	13D	Page 11 of 14

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2023

TPG GP A, LLC

By:	/s/ Bradford Berenson
	Name:	Bradford Berenson
	Title:	General Counsel

Angelo, Gordon & Co., L.P.
By:	AG GP LLC
Its General Partner

By:	/s/ Christopher D. Moore
	Name:	Christopher D. Moore
	Title:	Authorized Signatory

AG GP LLC

By:	/s/ Christopher D. Moore
	Name:	Christopher D. Moore
	Title:	Attorney-in-Fact

David Bonderman

By:	/s/ Gerald Neugebauer
Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Gerald Neugebauer on behalf of James G. Coulter (2)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Gerald Neugebauer on behalf of Jon Winkelried(3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 00840T100	13D	Page 12 of 14
SCHEDULE I

Information with Respect to Executive Officers of TPG GP A, LLC. All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title
James G. Coulter	Executive Chairman
Jon Winkelried	Chief Executive Officer
Jack Weingart	Chief Financial Officer
Todd Sisitsky	President
Anilu Vazquez-Ubarri	Chief Human Resources Officer
Bradford Berenson	General Counsel
Joann Harris	Chief Compliance Officer
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Treasurer

CUSIP No. 00840T100	13D	Page 13 of 14
SCHEDULE II

Information with Respect to Executive Officers of Angelo, Gordon & Co., L.P. All addresses are 245 Park Avenue, 26th Floor, New York, New York 10167.

Name	Title
Joshua Baumgarten	Co-Chief Executive Officer and Co-Chief Investment Officer
Adam Schwartz	Co-Chief Executive Officer and Co-Chief Investment Officer
Brian Sigman	Chief Financial Officer
Frank Stadelmaier	Chief Operating Officer
Christopher Moore	General Counsel
Andrew Parks	Chief Risk Officer

CUSIP No. 00840T100	13D	Page 14 of 14
EXHIBIT INDEX

Exhibit 1
Agreement of Joint Filing, dated November 1, 2023, by and among TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried (incorporated herein by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D filed by TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried with the Commission on November 2, 2023 with respect to the shares of common stock of Anywhere Real Estate Inc.).

Exhibit 2
Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Angelo, Gordon & Co., L.P., AG GP LLC and the other Reporting Persons thereon with the Commission on August 22, 2022 with respect to the Common Shares of AGTB Private BDC).